Exhibit 99.2

Babylon Holdings Limited

Condensed Consolidated Financial Statements (Unaudited)

For the Three Months Ended March 31, 2022

Babylon Holdings Limited

Condensed Consolidated Statement of Profit and Loss and Other Comprehensive Loss

(Unaudited)

		For the Three Months Ended March 31,
	Notes	2022	2021
		$’000	$’000
Revenue	5	266,446	71,293
Clinical care delivery expense		(23,927)	(11,823)
Claims expense		(247,552)	(23,917)
Platform & application expenses		(16,703)	(6,434)
Research & development expenses		(10,057)	(10,390)
Sales, general & administrative expenses		(58,310)	(31,479)
Operating loss		(90,103)	(12,750)
Finance costs		(6,628)	(992)
Finance income		255	14
Change in fair value of warrant liabilities	15	5,575	—
Exchange loss		(447)	(573)
Net finance expense		(1,245)	(1,551)
Gain on sale of subsidiary		—	3,917
Share of loss of equity-accounted investees		—	(455)
Loss before taxation		(91,348)	(10,839)
Tax provision		(9)	(8)
Loss for the period		(91,357)	(10,847)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
Currency translation differences		(3,753)	(1,754)
Other comprehensive loss for the period, net of income tax		(3,753)	(1,754)
Total comprehensive loss for the period		(95,110)	(12,601)
Loss attributable to:
Equity holders of the parent		(91,357)	(10,466)
Non-controlling interest		—	(381)
		(91,357)	(10,847)
Total comprehensive loss attributable to:
Equity holders of the parent		(95,110)	(12,220)
Non-controlling interest		—	(381)
		(95,110)	(12,601)
Loss per share
Net loss per share, Basic and Diluted		(0.24)	(0.04)
Weighted average shares outstanding, Basic and Diluted		384,531,450	245,229,566

The accompanying notes form an integral part of the unaudited condensed consolidated financial statements.

Babylon Holdings Limited

Condensed Consolidated Statement of Financial Position

(Unaudited)

	Notes	March 31, 2022	December 31, 2021
		$’000	$’000
ASSETS
Non-current assets
Right-of-use assets	11	20,014	7,844
Property, plant and equipment		25,694	24,990
Goodwill	8	93,655	93,678
Other intangible assets	8	112,830	111,421
Total non-current assets		252,193	237,933
Current assets
Right-of-use assets	11	5,454	3,999
Trade and other receivables		27,981	24,119
Prepayments and contract assets		21,971	26,000
Cash and cash equivalents	10	274,978	262,581
Total current assets		330,384	316,699
Total assets		582,577	554,632
EQUITY AND LIABILITIES
EQUITY
Ordinary share capital	14	16	16
Share premium	14	923,093	922,897
Share-based payment reserve	14	89,545	80,371
Retained earnings		(929,343)	(837,986)
Foreign currency translation reserve	14	(3,780)	(27)
Total capital and reserves		79,531	165,271
Total equity		79,531	165,271
LIABILITIES
Non-current liabilities
Loans and borrowings	12	262,142	168,601
Contract liabilities	5	63,763	70,396
Lease liabilities	11	20,143	8,442
Deferred grant income		6,134	7,236
Deferred tax liability		1,016	1,019
Total non-current liabilities		353,198	255,694
Current liabilities
Trade and other payables		25,198	22,687
Accruals and provisions		37,886	36,855
Claims payable	9	39,165	24,628
Contract liabilities	5	22,663	23,786
Warrant liability	15	17,971	20,128
Lease liabilities	11	5,301	4,190
Deferred grant income		1,664	1,208
Loans and borrowings	12	—	185
Total current liabilities		149,848	133,667
Total liabilities		503,046	389,361
Total liabilities and equity		582,577	554,632

The accompanying notes form an integral part of the unaudited condensed consolidated financial statements.

Babylon Holdings Limited

Condensed Consolidated Statement of Changes in Equity

(Unaudited)

	Notes	Share capital	Share premium	Share-based payment reserve	Retained earnings	Foreign exchange revaluation reserve	Equity attributable to owners of the parent company	Non- controlling Interest	Total equity
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at December 31, 2020		13	485,221	32,185	(469,504)	1,675	49,590	(1,231)	48,359
Loss for the period		—	—	—	(10,466)	—	(10,466)	(381)	(10,847)
Foreign exchange movement		—	—	—	—	(1,754)	(1,754)	—	(1,754)
Equity-settled share-based payment transactions		—	—	3,182	—	—	3,182	—	3,182
Balance at March 31, 2021		13	485,221	35,367	(479,970)	(79)	40,552	(1,612)	38,940

Balance at December 31, 2021		16	922,897	80,371	(837,986)	(27)	165,271	—	165,271
Loss for the period		—	—	—	(91,357)	—	(91,357)	—	(91,357)
Foreign exchange movement		—	—	—	—	(3,753)	(3,753)	—	(3,753)
Equity issuance costs		—	541	—	—	—	541	—	541
Effect of shares withheld to cover taxes		—	(1,538)	—	—	—	(1,538)	—	(1,538)
Other		—	1,193	—	—	—	1,193	—	1,193
Equity-settled share-based payment transactions	13	—	—	9,174	—	—	9,174	—	9,174
Balance at March 31, 2022		16	923,093	89,545	(929,343)	(3,780)	79,531	—	79,531

The accompanying notes form an integral part of the unaudited condensed consolidated financial statements.

Babylon Holdings Limited

Condensed Consolidated Statement of Cash Flows

(Unaudited)

		For the Three Months Ended March 31,
	Notes	2022	2021
		$’000	$’000
Cash flows from operating activities
Loss for the period		(91,357)	(10,847)
Adjustments to reconcile Loss for the period to net cash (used in) provided by operating activities:
Share-based compensation	13	8,402	2,802
Depreciation and amortization		9,458	5,848
Change in fair value of warrant liabilities	15	(5,575)	—
Finance costs		6,628	992
Gain on sale of subsidiary		—	(3,917)
Share of loss of equity-accounted investees		—	455
Taxation		9	8
Exchange loss		447	573
Finance income		(255)	(14)
		(72,243)	(4,100)
Working capital adjustments
(Increase) / Decrease in trade and other receivables		126	(8,704)
Increase / (Decrease) in trade and other payables		3,160	34,304
Net cash (used in) provided by operating activities		(68,957)	21,500
Cash flows from investing activities
Development costs capitalized		(9,298)	(7,198)
Capital expenditures		(2,613)	(311)
Purchase of shares in associates and joint ventures		—	(2,000)
Proceeds from sale of investment in subsidiary		—	2,213
Interest received		255	14
Net cash used in investing activities		(11,656)	(7,282)
Cash flows from financing activities
Proceeds from issuance of notes and warrants	12	100,000	—
Payment of equity and debt issuance costs		(5,002)	—
Principal payments on leases		(460)	(1,520)
Interest paid		(22)	(18)
Other financing activities, net		(1,538)	(482)
Net cash provided by (used in) financing activities		92,978	(2,020)
Net increase in cash and cash equivalents		12,365	12,198
Cash and cash equivalents at January 1,		262,581	101,757
Effect of movements in exchange rate on cash held		32	(57)
Cash and cash equivalents at March 31,		274,978	113,898

The accompanying notes form an integral part of the condensed unaudited consolidated financial statements.

The supplemental disclosure requirements for the Condensed Consolidated Statement of Cash Flows are as follows:

	For the Three Months Ended March 31,
	2022	2021
	$’000	$’000
Non-cash financing and investing activities:
Fair value of warrants issued in connection with Loans and borrowings	3,418	—
Share-based compensation expense capitalized in development costs	(772)	(380)

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

1.	Corporate Information

Babylon Holdings Limited (the “Company,” “Babylon,” “we” or “our”) is incorporated, registered and domiciled in Jersey. The address of the registered office is 31 Esplanade, St. Helier, Jersey, JE2 3QA.

Babylon is a digital-first, value-based care healthcare company whose mission is to make high-quality healthcare accessible and affordable for everyone on Earth. Babylon is re-engineering healthcare, shifting the focus from sick care to proactive healthcare, in order to improve the overall patient experience and reduce healthcare costs. This is achieved by leveraging a highly scalable, digital-first platform combined with high quality, virtual clinical operations to provide integrated, personalized healthcare. Babylon works with governments, health providers and insurers across the globe, and support healthcare facilities from small local practices to large hospitals.

2.	Basis of Preparation

These financial statements consolidate those of the Company and its subsidiaries (together referred to as the “Group”).

These condensed unaudited consolidated interim financial statements for the three months ended March 31, 2022 (“Condensed Consolidated Financial Statements”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2021 (the “last annual financial statements”). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS. However selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s consolidated financial position and consolidated performance since the last annual financial statements. These Condensed Consolidated Financial Statements were authorized for issue on May 20, 2022.

Going Concern

The Group incurred a loss for the period for the three months ended March 31, 2022 of $91.4 million and operating cash outflows of $69.0 million. As of March 31, 2022, the Group had a net asset position of $79.5 million and cash and cash equivalents of $275.0 million. The Group has financed its operations principally through issuances of debt and equity securities and has a strong record of fundraising, including the receipt of proceeds of $329.3 million through the issuance of debt and equity securities in the fourth quarter of 2021. The Group requires significant cash resources to, among other things, fund working capital requirements, increase headcount, make capital expenditures, including those related to product development, and expand our business through acquisitions.

Our directors performed a going concern assessment for a period of twelve months from the date of approval of these Condensed Consolidated Financial Statements to assess whether conditions exist that raise substantial doubt regarding the Group’s ability to continue as a going concern. This assessment indicates we have sufficient liquidity to fund our liabilities as they become due through December 31, 2022, but additional funding is required to provide sufficient funds to meet our liabilities that may fall due through May 2023 and beyond if we continue with our planned growth strategy.

While there is no assurance that additional funds are available on acceptable terms, the directors believe that they will be successful in raising the additional capital needed to execute our planned growth strategy and to meet working capital and capital expenditure requirements that may fall due through May 2023 and after. Based on this, we believe it remains appropriate to prepare our financial statements on a going concern basis.

However, the above indicates that there are material uncertainties (ability to raise further capital) related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, to continue realizing its assets and discharging its liabilities in the normal course of business.

The financial statements do not include any adjustments that would result from the basis of preparation being inappropriate.

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

Basis of Consolidation

Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. To determine whether the Group controls an entity, status of voting or similar rights, contractual arrangements and other specific factors are considered. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on which that control ceases.

The Company consolidates certain professional service corporations (“PCs”) that are owned, directly or indirectly, and operated by appropriately licensed physicians. The Company maintains control of these PCs through contractual arrangements, which can include service agreements, financing agreements, equity transfer restriction agreements, and employment agreements, or a combination thereof, which are primarily established during the formation of the PCs. At inception, the contractual framework established between the Group and the PCs provides the Group with the power to direct the relevant activities in the conduct of the PC’s non-clinical administrative and other non-clinical business activities. The physicians employed by the PC are exclusively in control of, and responsible for, all aspects of the practice of medicine for their patients. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and a substantive process and whether the acquired set has the ability to produce outputs.

Intercompany transactions, balances and unrealized gains on transactions between the Group’s companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Condensed Consolidated Statement of Profit and Loss and Other Comprehensive Loss, Condensed Consolidated Statement of Financial Position and Condensed Consolidated Statement of Changes in Equity. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies.

Associates are accounted for using the equity method and are initially recognized at cost. The Condensed Consolidated Financial Statements include the Group’s share of the total comprehensive income and equity movements of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the Group’s carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or has made payments on behalf of an investee.

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

Reclassifications

During the first quarter of 2022, following the expansion of the Group’s VBC (Value-Based Care) product and service offerings, management reviewed the presentation of the Consolidated Statement of Profit and Loss and considered whether expanded presentation may provide more relevant information to stakeholders. Upon further review, the Group has expanded the presentation of costs historically presented within Cost of care delivery to discretely present Claims expense, which primarily includes external costs of patient care, and Clinical care delivery expense, which primarily includes internal costs of patient care.

With the exception of the expanded presentation of Clinical care delivery expense and Claims expense in the Condensed Consolidated Statement of Profit and Loss, these elective changes had no impact on the Group’s Loss for the period or to the Condensed Consolidated Financial Statements as of and for the period ended March 31, 2022 and 2021.

3.	Summary of Significant Accounting Policies

With the exception of the extension to our accounting policies described below, the accounting policies applied in these Condensed Consolidated Financial Statements are the same as those applied in the Group’s consolidated financial statements as of and for the year ended December 31, 2021.

Clinical Care Delivery Expense

Clinical care delivery expense includes the internal costs that we incur in the provision of healthcare services to patients, which is substantially composed of employee-related expenses such as salaries and wages for Babylon healthcare professionals. Other costs within Clinical care delivery expense include operating costs incurred for the delivery of healthcare services to patients, such as occupancy, medical supplies, and other support-related costs.

Claims Expense

Claims expense includes the costs of healthcare services rendered by third parties on behalf of patients which the Company is contractually obligated to pay, which includes estimates for medical expenses incurred but not yet paid (“IBNP”) using actuarial processes that are applied on a systematic and consistent basis. This process includes the development of estimates using historical claims experience and actuarial models when sufficient claims history is available from health plans and payors. Claims expense also includes other external costs incurred in the delivery of healthcare services including insurance.

4.	Adoption of New and Revised International Financial Reporting Standards

The following new and amended standards have been adopted by the Group in these Condensed Consolidated Financial Statements. Their adoption did not have a material effect on the financial statements.

•	Amendments to References to the Conceptual Framework in IFRS 3: Business Combinations, Amendments to IAS 16: Property, Plant and Equipment—Proceeds before Intended Use, Annual Improvements to IFRS Standards 2018-2020, and Amendments to IAS 37: Onerous Contracts—Cost of Fulfilling a Contract (effective date January 1, 2022)

The following new and amended standards have been issued but have not been applied by the Group in these Condensed Consolidated Financial Statements. Their adoption is not expected to have a material effect on the financial statements unless otherwise indicated.

•	Amendments to IAS 1: Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Classification of Liabilities as Current or Non-current, Amendments to Disclosure of Accounting Policies in IAS I: Presentation of Financial Statements and IFRS Practice Statement 2: Making Materiality Judgements, Amendments to Definition of Accounting Estimates in IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Amendments to Deferred Tax related to Assets and Liabilities arising from a Single Transaction in IAS 12: Income Taxes, and IFRS 17: Insurance Contracts (effective date January 1, 2023)

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

•	Amendments to Sale or Contribution of Assets between an Investor and its Associate or Joint Venture in IFRS 10: Consolidated Financial Statements and IAS 28: Investments in Associates and Joint Ventures (effective date deferred indefinitely)

5.	Revenue

i)	Disaggregation of Revenue

	For the Three Months Ended March 31,
	2022	2021
	$’000	$’000
Value-based care	246,575	27,259
Software licensing	7,756	35,964
Clinical services	12,115	8,070
	266,446	71,293

In January 2021, we entered into a License and Support Agreement (“License Agreement”) with TELUS. As part of the License Agreement, the Group received an upfront payment of $66.9 million in exchange for the right to use the Company’s digital healthcare platform (“Software Platform”), specified upgrades to be delivered over a 24-month period, post-contract support (“PCS”), and a right to access enhancements to the Group’s Software Platform over a period of seven years. We identified that the License Agreement included multiple performance obligations and allocated the transaction price to the separate performance obligations on a relative standalone basis. We determined the standalone selling prices based on our overall pricing objectives, taking into consideration market inputs and entity specific factors, including standalone selling prices when available. We also concluded that the upfront payment included a significant financing component. As a result, the transaction price was adjusted to account for the time value of money and interest expense will be recognized over the duration of the contract.

ii)	Contract Balances

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.

	As of
	March 31, 2022	December 31, 2021
	$’000	$’000
Trade receivables	7,068	8,278
Contract assets	5,557	4,484
Contract liabilities	86,426	94,182

The contract assets primarily relate to the Group’s rights to consideration for work performed but subject to customer acceptance at the reporting date. There was no impact on contract assets as a result of acquisition of subsidiaries. The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when the Group issues an invoice to the customer. The Group’s customers generally pay for invoices in the month following the issuance date.

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

iii)	Transaction Price Allocated to the Remaining Performance Obligations

The following table includes revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the reporting date:

	Remainder of 2022	2023	2024	2025	2026 and beyond	Total
	$’000	$’000	$’000	$’000	$’000	$’000
As of March 31, 2022	22,663	18,366	18,959	15,539	10,899	86,426

The table below shows significant changes in contract liabilities:

2022
$’000
Balance on January 1,	94,182
Amounts billed but not recognized	849
Revenue recognized	(6,091)
Effect of movements in foreign exchange	(2,514)
Balance on March 31,	86,426

No revenue was recognized from performance obligations satisfied (or partially satisfied) in previous periods.

6.	Segment Information

Below is a summary of the Group’s segments and a reconciliation between the results from operations as per segment information and the results from operations as per the Condensed Consolidated Statements of Profit and Loss.

	For the Three Months Ended March 31, 2022
	UK	US	All other segments	Total segments	Reconciliation adjustments	Total as per statement of profit and loss
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	15,670	250,512	335	266,517	(71)	266,446
Inter-segment revenue	—	—	(64)	(64)	64	—
Segment revenue	15,670	250,512	271	266,453	(7)	266,446
Clinical care delivery expense	(11,872)	(12,394)	(261)	(24,527)	600	(23,927)
Claims expense	—	(247,552)	—	(247,552)	—	(247,552)
Other operating expenses, excluding amortization and depreciation	(31,225)	(34,176)	(9,505)	(74,906)	(706)	(75,612)
Change in fair value of warrant liabilities	—	—	5,575	5,575	—	5,575
Exchange (loss) / gain	(4,078)	2,353	(16,657)	(18,382)	17,935	(447)
Segment EBITDA	(31,505)	(41,257)	(20,577)	(93,339)	17,822	(75,517)
Depreciation and amortization						(9,458)
Change in fair value of warrant liabilities						(5,575)
Exchange gain						447
Operating loss						(90,103)

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

	For the Three Months Ended March 31, 2021
	UK	US	All other segments	Total segments	Reconciliation adjustments	Total as per statement of profit and loss
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	41,242	29,244	434	70,920	373	71,293
Inter-segment revenue	—	—	4	4	(4)	—
Segment revenue	41,242	29,244	438	70,924	369	71,293
Clinical care delivery expense	(9,269)	(4,597)	(596)	(14,462)	2,639	(11,823)
Claims expense	—	(23,917)	—	(23,917)	—	(23,917)
Other operating expenses, excluding amortization and depreciation	(26,442)	(11,316)	(2,386)	(40,144)	(2,311)	(42,455)
Exchange (loss) / gain	(632)	(49)	1,788	1,107	(1,680)	(573)
Gain on sale	—	—	3,917	3,917	—	3,917
Share of loss of equity-accounted investees	—	(455)	—	(455)	—	(455)
Segment EBITDA	4,899	(11,090)	3,161	(3,030)	(983)	(4,013)
Depreciation and amortization						(5,848)
Exchange loss						573
Gain on sale of subsidiary						(3,917)
Share of loss of equity-accounted investees						455
Operating loss						(12,750)

Reconciliation adjustments include allocation and classification differences of costs between management accounts and statutory reporting, reversals of inter-segment revenue and foreign exchange variances.

Major Customers

Below is a summary of the revenue derived from the Group’s major customers:

	For the Three Months Ended March 31,
	2022		2021
	$‘000	% of revenue	$‘000	% of revenue
Customer 1	145,043	54.4%	12,420	17.4%
Customer 2	61,446	23.1%	—	—
Customer 3	14,381	5.0%	12,148	17.0%
Customer 4	2,530	1.0%	30,129	42.3%

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

Geographical Information

Revenue from external customers attributed to individual countries is summarized as follows:

	For the Three Months Ended March 31,
	2022	2021
	$’000	$’000
UK	9,435	7,786
US	250,597	29,808
Asia-Pacific	3,634	3,410
Canada	2,530	30,129
Rest of World	250	160
Total	266,446	71,293

As of March 31, 2022, 39.4% ($99.3 million) and 59.5% ($150.1 million) of non-current assets of the Group are derived from and located within the UK and US, respectively. As of December 31, 2021, 38.3% ($92.6 million) and 61.1% ($147.8 million) of non-current assets of the Group are derived from and located within the UK and US, respectively.

As of March 31, 2022, 69.4% ($4.9 million) and 27.7% ($2.0 million) of total Group trade receivables were attributable to the UK and US, respectively. As of December 31, 2021, 84.5% ($7.0 million) and 11.0% ($0.9 million) of total Group trade receivables were attributable to the UK and US, respectively.

7.	Investments in Subsidiaries and Associates

As discussed in Note 2, we consolidated certain PCs which are owned, directly or indirectly, and operated by licensed physicians. The following provides summary financial data for the PCs that are included in the Condensed Consolidated Financial Statements:

	As of
	March 31, 2022	December 31, 2021
	$’000	$’000
Total assets	131,429	104,703
Total liabilities	213,222	168,240

	For the Three Months Ended March 31,
	2022	2021
	$’000	$’000
Total revenues	127,138	19,756
Clinical care delivery expense	(8,912)	(2,256)
Claims expense	(118,985)	(15,793)
Sales, general & administrative expenses	(15,012)	(2,875)

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

8.	Intangible Assets and Goodwill

The changes in the carrying amount of goodwill and intangible assets for the three months ended March 31, 2022 were as follows:

	Goodwill	Development Costs	Intangibles under Development	Customer Relationships	Trademarks	Physician Networks	Licenses	Total Other Intangible Assets (Excluding Goodwill)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
Balance at January 1, 2022	93,678	109,356	21,868	14,700	8,300	5,000	590	159,814
Additions	—	—	10,071	—	—	—	—	10,071
Transfers	—	6,803	(6,803)	—	—	—	—	—
Effect of movements in foreign exchange	(23)	(2,759)	(530)	—	—	—	—	(3,289)
Balance at March 31, 2022	93,655	113,400	24,606	14,700	8,300	5,000	590	166,596
Amortization and impairment
Balance at January 1, 2022	—	39,724	—	3,680	3,533	1,063	393	48,393
Amortization for the period	—	5,064	—	193	750	329	131	6,467
Effect of movements in foreign exchange	—	(1,094)	—	—	—	—	—	(1,094)
Balance at March 31, 2022	—	43,694	—	3,873	4,283	1,392	524	53,766
Net book value
At January 1, 2022	93,678	69,632	21,868	11,020	4,767	3,937	197	111,421
At March 31, 2022	93,655	69,706	24,606	10,827	4,017	3,608	66	112,830

All development costs, including intangibles under development, have been internally generated by the Group. During the three months ended March 31, 2022, $6.8 million of intangibles under development were transferred to development costs as these projects were completed. Intangibles under development are tested for impairment at least annually.

The total net book value is considered to be the recoverable amount, as this balance is reviewed annually and impaired as necessary. All development costs are related to the development of our digital healthcare platform and there are no distinguishable individually material intangible assets within the capitalized development costs. There was no impairment of the development costs in the three months ended March 31, 2022 or 2021.

9.	Claims Payable

The following table is a summary of claims activity for the period presented:

$’000
Balance at January 1, 2022	24,628
Claims expense	247,552
Claims paid	(233,015)
Adjustment, net	—
Balance at March 31, 2022	39,165

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

The increase in claims expense during the three months ended March 31, 2022 is primarily attributable to the expansion of our value-based care offerings in the United States.

10.	Cash and Cash Equivalents

The components of cash and cash equivalents are reflected in the table below:

	As of
	March 31, 2022	December 31, 2021
	$’000	$’000
Cash in hand and at banks	274,978	262,276
Short term investment funds	—	—
Restricted cash	—	305
	274,978	262,581

The Group’s short term investment funds are highly liquid, redeemable within 90 days at a known amount of cash and are subject to an insignificant risk of change in value and therefore meet the definition of a cash equivalent.

11.	Leases

On November 1, 2021, Babylon Inc. entered into a sublease agreement for 37,883 rentable square feet of office space in Austin, Texas. The lease commenced on February 1, 2022 when we obtained access to the property and will automatically terminate on March 31, 2029. Minimum payments for the non-cancellable lease term are $16.6 million. The Company uses the office space as its United States headquarters with capacity for approximately 200 employees.

In January 2022, Babylon Healthcare Services Limited entered into two lease agreements for clinic space in London, United Kingdom. The leases commenced on January 6, 2022 and January 14, 2022 when we obtained access to the properties and will automatically terminate on January 6, 2032 and July 13, 2032, respectively. Minimum payments for the lease terms are $6.3 million and $7.0 million, respectively. The Company intends to use the properties as clinics as part of the Company's operations.

12.	Loans and Borrowings

	As of
	March 31, 2022	December 31, 2021
	$’000	$’000
Non-current liabilities
Loan notes	300,000	200,000
Unamortized fair value adjustment, discount, and debt issuance costs	(37,858)	(31,399)
	262,142	168,601
Current liabilities
Other	—	185
	—	185

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

AlbaCore Original Notes

On October 8, 2021, Babylon entered into a note Subscription Agreement (the “Note Subscription Agreement”). The Note Subscription Agreement provided for the issuance of up to $200.0 million in unsecured notes due 2026 (the “Unsecured Notes”) to affiliates of, or funds managed or controlled by, AlbaCore Capital LLP (the “Note Subscribers”). On November 4, 2021 (“Note Closing Date”), Babylon issued the full $200.0 million (“Principal Amount”) of Unsecured Notes under the Note Subscription Agreement at a discount of 95.5% of the Principal Amount. The Unsecured Notes bear interest accruing on the Principal Amount (which for these purposes shall include any capitalized interest from time to time) at the following rates: (i) 8.00% per annum for the period commencing from (and including) the Note Closing Date to (but excluding) the date falling two years after the Note Closing Date; (ii) 10.00% per annum for the period commencing from (and including) the date falling two years after the Note Closing Date, to (but excluding) the date falling three years after the Note Closing Date; and (iii) 12.00% per annum for the period commencing from (and including) the date falling three years after the Note Closing Date. The applicable interest rate is subject to a step-up margin of 6.5 basis points per annum if Babylon and its subsidiaries do not achieve a target of adding 100,000 Medicaid lives to value-based care contracts by January 1, 2024. Interest is payable on the Unsecured Notes semi-annually on May 4 and November 4 each year, with the first interest payment due on the six-month anniversary of the Note Closing Date on May 4, 2022. At Babylon’s election, up to 50.00% of the interest payable in respect of any interest period may be satisfied by the issuance by Babylon of further Unsecured Notes to be immediately consolidated and form a single series with the outstanding Unsecured Notes. The Unsecured Notes will mature five years from the Note Closing Date on November 4, 2026 (the “Final Maturity Date”).

Babylon is required to redeem the Unsecured Notes (unless previously purchased and cancelled or redeemed) on the Final Maturity Date at 100% of the principal amount on such date. Babylon may redeem the Unsecured Notes at any time at a redemption amount (the “Redemption Amount”) equal to: (i) from (and including) the Note Closing Date to (but excluding) the date falling one year after the Note Closing Date, the amount that is the greater of (A) 104.00% of the principal amount (including capitalized interest) and (B) 104.00% of the principal amount (including capitalized interest) plus an interest make whole premium; (ii) from (and including) the date falling one year after the Note Closing Date to (but excluding) the date falling two years after the Note Closing Date, 104.00% of the principal amount (including any capitalized interest); and (iii) on or after the date falling two years after the Closing Date and until (but not including or after) the Final Maturity Date, 107.00% of the principal amount (including any capitalized interest). Each holder of Unsecured Notes (each a “Noteholder”) has the option to require Babylon to redeem the Unsecured Notes held by such Noteholder at the Redemption Amount upon specified change of control events.

The terms of the Unsecured Notes include covenants, which covenants are subject to certain limitations and exceptions, limiting the ability of Babylon and its subsidiaries to, among other things: incur additional debt; pay or declare dividends or distributions on Babylon’s share capital; repay or distribute any share premium reserve or redeem, repurchase or retire its share capital; incur or allow to remain outstanding guarantees; make certain joint venture investments; enter into finance or capital lease contracts; create liens on Babylon’s or its subsidiaries’ assets; enter into sale and leaseback transactions; pay management and advisory fees outside the ordinary course of business; acquire a company or any shares or securities or a business or undertaking; merge or consolidate with another company; borrow or receive investments from certain shareholders other than through Babylon; and sell, lease, transfer or otherwise dispose of assets. The terms of the Unsecured Notes also include customary events of default.

On the Note Closing Date, Babylon issued warrants to subscribe for an aggregate of 1,757,499 Class A ordinary shares (the “AlbaCore Warrants”) to the Note Subscribers on a pro rata basis by reference to the relevant proportion of the Principal Amount of Unsecured Notes subscribed for by each Note Subscriber. The AlbaCore Warrants confer the right to subscribe for up to 1,757,499 Class A ordinary shares exercisable on certain agreed upon exercise events, subject to: (i) Babylon’s right to elect to redeem the AlbaCore Warrants in whole or in part in cash upon an exercise event; (ii) an agreed adjustment formula to reduce the number of Class A Ordinary Shares to be issued upon exercise of the AlbaCore Warrants in certain circumstances linked to Babylon’s trading performance; and (iii) customary adjustments for certain share capital reorganizations (such as share splits and consolidations).

The exercise events applicable to the AlbaCore Warrants occur: (i) on the first date following which the closing price of the Class A Ordinary Shares has equaled or exceeded $15.00 per Class A Ordinary Share (subject to customary adjustments) for any 20 trading days within any 30-trading day period commencing at least 18 months after the Note Closing Date; (ii) where the Noteholders give a redemption notice under the notes deed poll on the occurrence of a change of control in respect of Babylon; (iii) where Babylon elects to redeem the Unsecured Notes prior to the Final Maturity Date in accordance with its rights to do so under the notes deed poll; and (iv) on the Final Maturity Date. Upon an exercise event, the AlbaCore Warrants are exercisable in full and not in part only.

We capitalized debt issuance costs of $3.4 million in connection with the issuance of the Unsecured Notes. Please refer to Note 15 for additional discussion surrounding the AlbaCore Warrants.

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

AlbaCore Additional Notes and Warrants

On December 23, 2021, Babylon entered into an additional note subscription agreement (the “Second Note Subscription Agreement”) providing for the issue of not less than $75 million and not more than $100 million additional Unsecured Notes (the “Additional Notes”) to AlbaCore Partners III Investment Holdings Designated Activity Company, and any new note subscribers that are affiliates of, or funds managed or controlled by, AlbaCore Capital LLP and that adhere to the Second Note Subscription Agreement (the “Second Note Subscribers”).

The closing of the issue of the Additional Notes under the Second Note Subscription Agreement, for the principal amount of $100 million, occurred on March 31, 2022 (the “Second Closing Date”). The terms and conditions of the Additional Notes are the same as the terms of the original Unsecured Notes, with the exception that the Additional Notes were issued at 100% of their principal amount. At Babylon’s election, up to 50.00% of the interest payable in respect of any interest period may be satisfied by the issuance by Babylon of further Unsecured Notes to be immediately consolidated and form a single series with the outstanding Unsecured Notes.

On the Second Closing Date, Babylon issued AlbaCore Warrants to subscribe for an aggregate of 878,750 additional Class A ordinary shares (the “Additional AlbaCore Warrants”) to the Second Note Subscribers. Upon an exercise event, the AlbaCore Warrants are exercisable in full and not in part only. The exercise events applicable to the Additional AlbaCore Warrants are the same as the AlbaCore Warrants.

We capitalized debt issuance costs of $4.0 million in connection with the issuance of the Additional Notes.

Upon any exercise event Babylon has a right to elect to satisfy the subscription entitlement in respect of the AlbaCore Warrants by issuing Class A ordinary shares, by making a redemption payment in cash, or by a combination of both (in such proportions as Babylon may in its absolute discretion determine). The cash redemption payment per Note Warrant shall be determined by reference to the closing price for the Class A ordinary shares on such date as is specified in the Amended and Restated Warrant Instrument in respect of each exercise event, provided that if the closing price is in excess of $15.00 per Class A ordinary share (subject to customary adjustments), the cash redemption payment shall be capped at $15.00 per Note Warrant.

Where Babylon elects upon exercise of the AlbaCore Warrants to issue Class A ordinary shares in satisfaction in whole or in part of the subscription entitlement under the AlbaCore Warrants, Babylon is required to issue one Class A ordinary share credited as fully paid and free from all encumbrances (except as set out in Babylon’s memorandum and articles of association from time to time) per AlbaCore Warrant held, subject to a proportionate downwards adjustment to the number of Class A ordinary shares to be issued per AlbaCore Warrant where the closing price of the Class A ordinary shares on such date as is specified in the Amended and Restated Warrant Instrument in respect of each exercise event is in excess of $15.00 per Class A ordinary share.

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

Changes in Loans and Borrowings from Financing Activities

	AlbaCore Notes	Other Loans and Borrowings	Total Loans and Borrowings
	$’000	$’000	$’000
Balance at January 1, 2022	168,601	185	168,786
Changes from financing cash flows
Proceeds from issuance of notes and warrants	100,000	—	100,000
Payment of debt issuance costs	(4,000)	—	(4,000)
Total changes from financing cash flows	96,000	—	96,000
Other changes
Fair value of warrants issued	(3,418)	—	(3,418)
Unpaid debt issuance costs	(257)	—	(257)
Amortization of fair value adjustment, discount, and debt issuance costs	1,202	—	1,202
Other loans and borrowings activity, net	—	(171)	(171)
Total other changes	(2,473)	(171)	(2,644)
Balance at March 31, 2022	262,128	14	262,142

13.	Employee Benefits

Equity Incentive Plans

On October 21, 2021, we effected a reclassification (referred to below as the “Reclassification”) whereby all outstanding shares of Babylon, including the various options previously granted under the below plans, were reclassified to Class A ordinary shares or Class B ordinary shares, subject to a conversion ratio of approximately 0.3 (the “Conversion Ratio”). The description of activity in the narratives and tables below have been adjusted to reflect the Reclassification.

On July 27, 2015, the Board of Directors adopted the Babylon Holdings Limited Long Term Incentive Plan (the “LTIP”). Options granted under the LTIP were originally granted over Company’s Class B Shares. Following the Reclassification, the options subsist over Class A ordinary shares. Upon approval of the Babylon Holdings Limited 2021 Equity Incentive Plan, including the Non-Employee Sub-Plan (collectively, the "2021 Plan"), the LTIP Plan was no longer available for future awards.

On February 21, 2021, the Board of Directors adopted the Company Share Option Plan (“CSOP”), which was intended to qualify as a company share option plan that meet certain requirements under the Income Tax Act of 2003. The options granted under the CSOP are, subject to certain qualifying conditions being met, potentially U.K. tax-favored options. Upon approval of the 2021 Plan, the CSOP Plan was no longer available for future awards.

On October 21, 2021, the shareholders approved the 2021 Plan. The 2021 Plan authorizes (a) the issuance of 13,700,125 Class A ordinary shares plus, (b) unless a lesser amount is approved by the Board prior to January 1st of a given year, an automatic increase on January 1st of each year, commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to 5% of the total number of Class A ordinary shares outstanding on December 31st of the preceding calendar year, and (c) all or any part of an option or options to acquire unissued shares granted under the prior plans (the LTIP or CSOP described above) shall become available for award granted under the 2021 Plan subject to a maximum of 7,223,177 shares. Upon approval of the 2021 Plan, the LTIP and CSOP were no longer available for future awards. The 2021 Plan provides for the grant of options, share appreciation rights (“SARs”), restricted stock awards (“RSAs”), restricted share units (“RSUs”), and other share-based awards. As of March 31, 2022, there are 43,761,708 shares available for issuance pursuant to future awards under the 2021 Plan.

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

Share-based Payments

The Group issues equity settled share-based payments to employees of the Group and advisors, whereby services are rendered in exchange for rights over shares in the Group. Employees of all Group companies participate within this scheme through the LTIP, CSOP and 2021 Plan described above.

Share-based payments are recognized as expense for RSUs, RSAs and options, net of estimated forfeitures, as follows:

	For the Three Months Ended March 31,
	2022	2021
	$’000	$’000
Total share-based compensation expense	8,402	2,802

Restricted Stock Units

The following table displays RSU activity for the periods presented:

RSUs
Balance at January 1, 2022	6,997,284
Granted	14,758,592
Vested and issued	(895,627)
Forfeited / canceled during the period	(1,099,073)
Balance at March 31, 2022	19,761,176
Vested and unissued at March 31, 2022	39,022
Unvested at March 31, 2022	19,722,154

On March 14, 2022, the Remuneration Committee of the Board of Directors granted employees RSUs under the 2021 Plan, under which the holders have the rights to receive an aggregate 14,758,592 shares of the Company’s Class A ordinary shares. Pursuant to the terms of the RSU awards, unvested shares are forfeited upon separation from the Company.

Options

The following table displays option activity and weighted average exercise price for the periods presented:

	March 31, 2022		December 31, 2021
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	$		$
Outstanding at the beginning of the period	1.47	22,896,265	0.02	21,107,487
Granted during the period	—	—	3.67	8,155,289
Forfeited / canceled during the period	1.26	(650,232)	0.18	(6,204,471)
Exercised during the period	0.35	(27,942)	1.42	(162,040)
Outstanding at the end of the period	1.48	22,218,091	1.47	22,896,265

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

14.	Capital and Reserves

Share Capital

In thousands of shares	Class A Ordinary Shares	Class B Ordinary Shares	Deferred Shares
Authorized	6,500,000	3,100,000	100,000
On issue at January 1, 2022	333,925	79,638	—
Issued during the period	924	—	—
On issue at March 31, 2022—fully paid	334,848	79,638	—

Share Rights

Each Class A ordinary share will have the right to exercise one vote at any general meeting of the shareholders of the Company, to participate pro rata in all dividends declared by the Company, and the rights in the event of the Company’s dissolution. Each Class B ordinary share will have the same economic terms as the Babylon Class A ordinary shares, but the Class B ordinary shares will have 15 votes per share.

The Deferred Shares are non-voting shares and did not convey upon the holder the right to be paid a dividend or notice to attend, vote or speak at a shareholder meeting. No Deferred Shares have been issued.

Foreign Currency Translation Reserve

Exchange differences arising on translation of the foreign controlled entities are recognized in other comprehensive loss and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Other Comprehensive Income (“OCI”) Accumulated in Reserves, Net of Tax

2022
$’000
January 1,	(27)
Foreign operations – foreign currency translation differences	(3,753)
March 31,	(3,780)

Retained Earnings

The retained earnings account represents retained profits or losses less amounts distributed to shareholders.

Share-based Payment Reserve

The share-based payment reserve represents amounts accruing for equity-based share options granted.

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

15.	Warrant Liability

The Company’s warrants are classified and accounted for as liabilities at fair value, with changes if fair value recorded in the Condensed Consolidated Statement of Profit and Loss. The following table displays the number of warrants outstanding as of March 31, 2022:

	Tradeable	Non-tradeable	Total
(In thousands)	No. of warrants	No. of warrants	No. of warrants
In issue at January 1, 2022	8,625	7,691	16,316
Issuance of Additional AlbaCore Warrants on March 31, 2022	—	879	879
In issue at March 31, 2022	8,625	8,570	17,195

Alkuri Warrants

Pursuant to the merger agreement with Alkuri Global Acquisition Corp (“Alkuri”), the Company assumed warrants previously issued by Alkuri, consisting of 5,933,333 private placement warrants and 8,625,000 public warrants, which were converted into warrants to purchase 14,558,333 Class A ordinary shares (“Alkuri Warrants”). The warrants to purchase 14,558,333 Class A ordinary shares give the holder the right to purchase such shares at a fixed amount for a period of five years subject to the terms and conditions of the warrant agreement.

As of March 31, 2022 there were 14,558,313 Alkuri Warrants outstanding. The warrants entitle the holder to purchase one Class A ordinary share of Babylon Holdings Limited at an exercise price of $11.50 per share. Until warrant holders acquire the Company’s ordinary shares upon exercise of such warrants, they have no rights with respect to the Company’s ordinary shares. The warrants expire on October 21, 2026, or earlier upon redemption or liquidation in accordance with their terms.

AlbaCore Warrants

As of March 31, 2022 there were 1,757,499 AlbaCore Warrants outstanding. The warrants entitle the holder to purchase one ordinary share of Babylon Holdings Limited at subscription price of $0.00004 per share upon occurrence of an exercise event. Until warrant holders acquire the Company’s Class A ordinary shares upon exercise of such warrants, they have no rights with respect to the Company’s ordinary shares. The warrants expire on November 4, 2026, or earlier upon redemption or liquidation in accordance with their terms.

Additional AlbaCore Warrants

As of March 31, 2022 there were 878,750 Additional AlbaCore Warrants outstanding. The warrants entitle the holder to purchase one ordinary share of Babylon Holdings Limited at subscription price of $0.00004 per share upon occurrence of an exercise event. Until warrant holders acquire the Company’s Class A ordinary shares upon exercise of such warrants, they have no rights with respect to the Company’s ordinary shares. The warrants expire on November 4, 2026, or earlier upon redemption or liquidation in accordance with their terms. The initial fair value of the Additional AlbaCore Warrants on the date of issuance was determined utilizing a price per warrant of $3.89, which has been derived using a Monte Carlo simulation.

Changes in Warrant Liability

The fair value of the Alkuri Warrants is determined by using the prevailing market price for warrants that are trading on the NYSE under the ticker BBLN.W. The market price per tradeable warrant as at March 31, 2022 was $0.53. The fair value of the AlbaCore Warrants and Additional AlbaCore Warrants is determined utilizing a price per warrant of $3.89, which has been derived using a Monte Carlo simulation.

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

See reconciliation of fair values below:

	Tradeable (Level 1)	Non-tradeable (Level 2)	Non-tradeable (Level 3)	Total
	$’000	$’000	$’000	$’000
Balance at December 31, 2021	5,865	4,035	10,228	20,128
Fair value of Additional AlbaCore Warrants upon issuance	—	—	3,418	3,418
Change in fair value of warrant liabilities	(1,294)	(890)	(3,391)	(5,575)
Balance at March 31, 2022	4,571	3,145	10,255	17,971

16.	Related Parties

Transactions with Key Management Personnel

During the three months ended March 31, 2022, the remuneration of directors and other key management personnel - including company pension contributions made to money purchase schemes on their behalf - amounted to $0.9 million (2021: $0.9 million). The remuneration of the highest paid key manager was $0.2 million (2021: $0.3 million). These remuneration costs are recorded as an operating expense in Sales, general & administrative expenses.

For the three months ended March 31, 2022, share-based compensation expense related to key management personnel was $1.0 million (2021: $0.6 million).

Directors’ cash remuneration is borne by the Company’s subsidiary, Babylon Partners Limited.

17.	Financial Instruments

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;
•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and
•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

There were no transfers between fair value levels during the period.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

	Fair Value
	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000
Tradeable Alkuri Warrants	4,571	—	—	4,571
Non-tradeable Alkuri Warrants	—	3,145	—	3,145
AlbaCore Warrants	—	—	6,837	6,837
Additional AlbaCore Warrants	—	—	3,418	3,418
	4,571	3,145	10,255	17,971

The tradeable Alkuri Warrants were valued using the instrument’s publicly listed trading price as of the date of the Condensed Consolidated Statement of Financial Position, which is considered to be a Level 1 measurement due to the use of an observable market quote in an active market.

As the non-tradeable Alkuri Warrants have identical terms as the tradeable Alkuri Warrants, the non-tradeable Alkuri Warrants were valued using the tradeable Alkuri Warrants’ publicly listed trading price, which is considered to be a Level 2 fair value measurement due to the use of an observable market quote from a similar instrument in an active market.

The AlbaCore Warrants and Additional AlbaCore Warrants were valued using a Monte Carlo simulation, which is considered to be a Level 3 fair value measurement. The primary unobservable input utilized in determining the fair value of the AlbaCore Warrants and Additional AlbaCore Warrants is the expected volatility of our ordinary shares. The expected volatility of the Company’s ordinary shares was determined using peer group companies. Due to the nominal exercise price of the AlbaCore Warrants and Additional AlbaCore Warrants, changes in volatility would not result in a material change in the fair value of the warrants.

The key inputs into the Monte Carlo simulation model for the AlbaCore Warrants and Additional AlbaCore Warrants were as follows:

	As of	As of
	March 31, 2022	December 31, 2021
Underlying stock price (USD)	$3.89	$5.83
Exercise price (USD)	$0.00004	$0.00004
Volatility	74.1%	71.6%
Remaining term (years)	4.6	4.85
Risk-free rate	2.40%	1.23%

18.	Subsequent Events

Unsecured Notes

Interest is payable on the Unsecured Notes semi-annually on May 4 and November 4 each year, with the first interest payment due on the six-month anniversary of the Note Closing Date on May 4, 2022. As of May 4, 2022, the interest payable on the Unsecured Notes was $8.8 million. In accordance with the Note Subscription Agreement, Babylon elected to satisfy 50.00% of the interest payable by the issuance of further Unsecured Notes, which were immediately consolidated and formed into a single series with the outstanding Unsecured Notes. The remaining $4.4 million of the interest payable was settled in cash.